August 13, 2024

Weihong Du
Chief Executive Officer
Transit Pro Tech Inc.
100 N. Barranca Street, Suite 460
Covina, CA 91791

       Re: Transit Pro Tech Inc.
           Registration Statement on Form 10-12G
           Filed July 1, 2024
           File No. 000-56650
Dear Weihong Du:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Vincent McGill